Exhibit 99.1
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto delivers record underlying earnings of $14 billion and announces $5 billion capital management programme together with 20 per cent increase in dividend
10 February 2011
•	Record underlying earnings[1] of $14.0 billion, 122 per cent above 2009.

•	Record underlying EBITDA[1] of $26.0 billion, 82 per cent above 2009.

•	Record cash flows from operations, up 70 per cent to $23.5 billion.

•	Net debt reduced to $4.3 billion at 31 December 2010, from $18.9 billion at 31 December 2009.

•	Final dividend of 63 US cents per share increases total dividends for 2010 to 108 US cents per share, up 20 per cent compared with previous commitment of 90 US cents per share.

•	Capital management programme announced, comprising a $5 billion share buyback by the end of 2012.

•	$12 billion of major capital approvals since the start of 2010.

Twelve months to 31 December
(All amounts are US$ millions unless otherwise stated)	2010	2009	Change

Underlying EBITDA[1]	25,978	14,312	+82%

Underlying earnings[1]	13,987	6,298	+122%

Net earnings[1]	14,324	4,872	+194%

Cash flow from operations (incl. dividends from equity accounted units)	23,530	13,834	+70%

Underlying earnings per share — US cents	713.3	357.1	+100%

Basic earnings per share from continuing operations — US cents	735.4	301.7	+144%

Ordinary dividends per share — US cents	108.0	45.0	+140%[2]

[1]	Net earnings and underlying earnings relate to profit attributable to owners of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 34. EBITDA is defined on page 13. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

[2]	There was no interim dividend in 2009.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 44
Chairman’s comments
Chairman Jan du Plessis said “This year’s record results reflect a combination of strong commodity markets, first class assets and excellent operational performance at our managed operations.
“We are in a significant growth phase and have multiple opportunities to pursue. Our strategy remains the same, and our strengthened balance sheet means we are in a good position to deliver on this. We will continue to make substantial investments in value-adding organic growth and targeted small to medium-sized acquisitions.
“Our confidence in the quality of our tier one assets and our positive view of future commodity demand growth have allowed us to increase the annual dividend by 20 per cent compared with our previous commitment, setting a baseline for a progressive dividend policy. We continue to be committed to efficient capital management. We also believe that the creation of shareholder value over the long term requires a balanced approach to investing in growth and returning excess capital to shareholders whilst maintaining a strong balance sheet. That is why we are proceeding with a $5 billion share buy-back programme which, subject to market conditions, we intend to complete by the end of 2012. This significant commitment still leaves us with the flexibility to take advantage of future growth opportunities as and when they arise.”
Chief executive’s comments
Chief executive Tom Albanese said “Rio Tinto is reinvigorated, running strongly and benefiting from favourable markets. GDP growth in emerging markets and supply constraints mean the general market and pricing outlook for commodities remain positive, albeit with elevated risk. In particular, the timing and speed at which post-global financial crisis stimulus packages are removed have the potential to generate both volatility and substantial swings in commodity prices. We are well placed to cope with the risks of both short term volatility and long term demand growth.
“In 2010, by safely running many of our operations at full capacity we more than doubled our underlying earnings to $14 billion. Our leadership in operational performance was demonstrated by record iron ore production from our world class Pilbara operations.
“Our strong balance sheet, high quality assets and positive long term outlook enable us to undertake our largest ever growth programme at the same time as returning capital to shareholders.
“Our priority remains to invest in value-adding growth. We will continue to expand our tier one assets following the $12 billion of major capital project approvals since the start of 2010. We have embarked on Australia’s largest fully integrated mining project through the expansion of our iron ore business in the Pilbara towards 283 million tonnes a year by 2013, and continue to finalise studies into the phase two expansion to 333 million tonnes a year by 2015. We have a range of other value-adding options for growth across our diverse portfolio including the modernisation and expansion of our aluminium smelters in Canada.
“We now manage the Oyu Tolgoi copper/gold project in Mongolia following a new agreement with Ivanhoe and have agreed a pathway to increase our stake in Ivanhoe to 49 per cent.
“On 23 December 2010, we announced a recommended A$16 per share cash offer for Riversdale Mining, which now has the unanimous support of Riversdale’s Board. Today the offer has been extended to 4 March.
“Our long-established strategy of focusing on long-life, cost competitive, expandable assets, together with our increased investment in technology, positions us advantageously to enhance shareholder value over the longer term.”

Continues	Page 3 of 44
Net earnings and underlying earnings
In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Twelve months ended 31 December	2010	2009
	US$m	US$m
Underlying earnings	13,987	6,298

Items excluded from underlying earnings
Gain on consolidation of Oyu Tolgoi LLC	531	—
Profits less losses on disposal of interests in businesses	174	499
Net impairment charges[1]	(836)	(1,552)
Exchange differences and gains on derivatives	429	28
Chinalco break fee	—	(182)
Restructuring costs from global headcount reduction	—	(231)
Other	39	12

Net earnings	14,324	4,872

[1]	Includes impairment charges of $739 million (2009: $1,103 million) and loss after tax of discontinued operations of $97 million (2009: $449 million).
Commentary on the Group financial results
2010 underlying earnings of $13,987 million and net earnings of $14,324 million were $7,689 million above and $9,452 million above the comparable measures for 2009. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
		US$m	US$m
2009		6,298	4,872
Prices	9,505
Exchange rates	(1,171)
Volumes	782
General inflation	(253)
Energy	(232)
Other cash costs	(445)
Exploration and evaluation costs (including disposals of undeveloped properties)	(690)
Interest/tax/other	193

Total changes in underlying earnings		7,689	7,689
Gain on consolidation of Oyu Tolgoi LLC			531
Profits less losses on disposal of interests in businesses			(325)
Net impairment charges			716
Exchange differences and gains on derivatives			401
Chinalco break fee			182
Restructuring costs from global headcount reduction			231
Other			27

2010		13,987	14,324

Continues	Page 4 of 44
Prices
The effect of price movements on all major commodities in 2010 was to increase underlying earnings by $9,505 million compared with 2009. Prices improved for nearly all of Rio Tinto’s major commodities: copper prices were up 47 per cent, molybdenum prices were up 45 per cent, gold prices were up 26 per cent and aluminium prices were 31 per cent higher than 2009. Demand and prices for diamonds and minerals improved significantly as the worldwide economy emerged from the global financial recession.
During 2010, iron ore pricing moved to quarterly contracts, reflecting the structural shift away from annual benchmark pricing. First quarter iron ore prices (from 1 January 2011) are based on the average indexed price from 1 September to 30 November 2010.
2010 saw continuing strength in the seaborne market for Australian coal. Demand for thermal coal continued to be robust from South Korea, India, Taiwan and China. Global steel demand improved in all markets throughout the year and led to strong demand for semi-soft coking coal. The market for premium quality hard coking coal remained steady in 2010.
Exchange rates
There was significant movement in the US dollar in 2010 relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with 2009, on average, the US dollar weakened by 16 per cent against the Australian dollar and by ten per cent against the Canadian dollar. The effect of all currency movements was to decrease underlying earnings relative to 2009 by $1,171 million.
Volumes
Higher sales volumes were primarily generated from the expanded iron ore operations in the Pilbara region of Western Australia running at above nameplate capacity and an increased proportion of higher margin pellet sales at IOC. The Aluminium group benefited from higher sales of value added aluminium products. Increased volumes of hard coking coal following new investment in heavy mobile equipment at the Queensland mines, higher refined gold and molybdenum at Kennecott Utah Copper and a significant recovery in diamonds and minerals market demand also contributed to the positive variance. These increases offset lower copper and gold volumes at Grasberg which was impacted by lower ore grades and lower mill throughput. The overall impact of volume movements was an increase in underlying earnings of $782 million relative to 2009.
Energy, other cash costs and exploration
Higher energy costs across the Group, in particular for Aluminium, reduced underlying earnings by $232 million. This primarily reflected low snow and rain levels in the Saguenay region of Quebec during the first half of 2010 which led to reduced power generation, resulting in the need to purchase additional power under a specially negotiated power block from the state utility over a 12 month period.
Higher other cash costs during 2010 decreased underlying earnings by $445 million compared with 2009. Higher unit cash costs in the Copper group were the result of the planned smelter shutdown and lower copper production following lower grades at most of the operations. Adverse weather conditions and higher stripping rates impacted costs at the Energy group. These were partly offset by lower costs in the Aluminium group, which benefited from lower prices for caustic, pitch and coke.
In 2010, evaluation work accelerated at many of the Group’s projects including the Resolution and La Granja copper projects and the Simandou iron ore project. Two undeveloped coal properties were divested in 2010 resulting in a $229 million gain on disposal, compared with a gain of $797 million in 2009 from the disposal of two undeveloped potash properties. The impact from higher exploration and evaluation expenditure combined with lower gains realised from divestments was to lower underlying earnings by $690 million compared with 2009.
Interest/tax/other
The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 27.9 per cent compared with 24.8 per cent in 2009. The increase largely related to the one-off non-taxable profit on disposal of the potash assets which was recognised in 2009.

Continues	Page 5 of 44
The group interest charge was $110 million lower than in 2009, mainly reflecting lower debt in 2010 following completion of the rights issues and divestments.
Items excluded from underlying earnings
Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. The $531 million gain arising on consolidation represents the excess of the provisional fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi LLC over the historic cost of acquiring that share through its investment in Ivanhoe Mines.
Profits on the disposal of businesses in 2010 relate primarily to the sale of the Group’s remaining 48 per cent interest in Cloud Peak Energy Inc. In 2009, the Group completed the divestments of its interests in the Ningxia aluminium smelter, the Corumbá iron ore operation, the Jacobs Ranch coal mine, Alcan Composites and 52 per cent of the Group’s interest in Cloud Peak Energy Inc.
The 2010 impairment charge of $836 million related mainly to the Alcan Engineered Products businesses. On 5 August 2010, the Group received a binding offer for the sale of 61 per cent of Alcan Engineered Products to certain investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Stratégique d’Investissement. The divestment was completed on 4 January 2011.
In 2009, the Group recognised an impairment charge of $1.6 billion with respect to Alcan Engineered Products, Alcan Packaging and the Group’s aluminium and diamond businesses. In addition, the Group paid a break fee of $195 million ($182 million post-tax) to Chinalco and incurred post-tax restructuring and severance costs of $231 million. All of these items were excluded from underlying earnings.
Cash flow
Cash flows from operations, including dividends from equity accounted units, was $23.5 billion, 70 per cent higher than 2009, primarily as a consequence of higher prices.
Purchase of property, plant and equipment and intangible assets was $4.6 billion in 2010, a decrease of $0.8 billion from 2009. This included the Brockman 4 iron ore mine development in Western Australia, the expansion of the Yarwun alumina refinery, the commissioning of the Clermont thermal coal mine and the extension and expansion of the Kestrel coking coal mine.
Dividends paid in 2010 of $1.8 billion compared with $0.9 billion in 2009 reflected the suspension of the 2009 interim dividend.
Statement of financial position
Net debt decreased to $4.3 billion from $18.9 billion at 31 December 2009 following the receipt of proceeds from the divestment programme and strong operating cash flows. Net debt to total capital was six per cent at 31 December 2010 and interest cover was 27 times.
Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. 100 per cent of Oyu Tolgoi LLC’s identifiable assets and liabilities have been recognised in the statement of financial position at fair values estimated with the assistance of an independent third party valuer, together with goodwill. The historic cost of acquiring the Group’s indirect share of Oyu Tolgoi LLC through its investment in Ivanhoe Mines was deducted from Investments in equity accounted units. The Group’s remaining interest in the assets of Ivanhoe that does not relate to Oyu Tolgoi LLC continues to be equity accounted. The transaction generated a non cash gain of $531 million.
Due to the complexity of the valuation process, and the proximity of the date on which the agreement was signed to the reporting date, fair values on consolidation are provisional and will be subject to further review during the 12 months from the date on which the agreement was effective.

Continues	Page 6 of 44
Profit for the year
In 2010, profit for the year was $15,184 million (2009 $5,335 million) of which $860 million (2009 $463 million) was attributable to non-controlling interests, leaving $14,324 million (2009 $4,872 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 8 February 2011.
On announcing the $15.2 billion rights issues on 5 June 2009, the Group stated that the total cash dividend for the 2010 financial year would be at least equal to the total cash dividend payment for 2008 of $1.75 billion, equivalent to US 90 cents per share. In August 2010, the Group declared an interim dividend of US 45 cents per share which was paid in September 2010. The final dividend of US 63 cents per share increases total dividends for 2010 to 108 US cents per share, 20 per cent higher than the previous commitment of 90 US cents per share. The total dividend for 2010 of US 108 cents per share will form the basis of a progressive dividend policy. The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time.
From 2011, the Group will continue with its previous dividend practice of paying an interim dividend that is half the prior year’s full year dividend. Therefore, the 2011 interim dividend is expected to be US 54 cents.

Ordinary dividend per share	2010	2009

Rio Tinto Group
Interim (US cents)	45.00	—
Final (US cents)	63.00	45.00

Total dividend (US cents)	108.00	45.00

Rio Tinto plc
Interim (pence)	28.21	—
Final (pence)	39.14	28.84

Total dividends (pence)	67.35	28.84

Rio Tinto Limited
Interim (Australian cents)	49.27	—
Final (Australian cents)	61.94	51.56

Total dividends (Australian cents)	111.21	51.56
Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.
The respective dividends will be paid on 31 March 2011 to holders of ordinary shares and ADRs. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on 4 March 2011 and to Rio Tinto Limited shareholders on the register at the close of business on 8 March 2011. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be 2 March 2011.
Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five days prior to the dividend payment date. Currency elections must be registered by 9 March 2011 for Rio Tinto Limited shareholders and by 10 March 2011 for Rio Tinto plc shareholders.

Continues	Page 7 of 44
ADR holders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 24 March 2011. This is likely to differ from the US dollar determining rate due to currency fluctuations.
As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is 9 March 2011 for Rio Tinto Limited shareholders and by 10 March 2011 for Rio Tinto plc shareholders. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at the prevailing market price. There is no discount available.

Continues	Page 8 of 44

Capital and major evaluation projects

Total
approved
capital
cost
Project	(100%)	Status/Milestones

Completed in 2010

Iron ore — construction of the new Mesa A / Warramboo mine (Rio Tinto 53%) in the Robe Valley of Western Australia	$901m	First ore was produced in February 2010. The mine will have an initial production of 20 Mtpa and is expected to increase to 25Mtpa by 2011.

Diamonds — Diavik (Rio Tinto 60%) underground development.	$787m	The underground mine produced its first ore at the end of March 2010.

Thermal coal - Clermont (Rio Tinto 50.1%) will produce 12 million tonnes per annum, largely replacing Blair Athol as it ramps down to 3mtpa.	$1,290m	Approved in January 2007, Clermont commenced operations in May 2010 with full capacity expected to be reached in 2013.

Iron ore — construction of the new 22mtpa Brockman 4 mine and the Western Turner Syncline extension of Tom Price mine in the Pilbara region of Western Australia.	$1,521m	Both mines commenced production in July 2010 and full capacity is expected to be reached by 2011.

Iron ore — investment in cleaner, more sustainable power generation to support expansion of mining capacity in Western Australia.	$503m	Approved in July 2008, the four new gas turbines at the 240MW site near Dampier were commissioned and came on line progressively in the second half of 2010.

Copper — Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2024.	$221m	The project restarted in September 2009 with a scope change including an expanded extraction level and increased reserves, secondary crushing and loader automation. Production from E48 commenced in late 2009 with full production occurring in late 2010.

Ongoing

Alumina — Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 million tonnes per annum.	$1.9bn	Approved in July 2007, the co-generation plant was commissioned in September 2010 and the shiploader was commissioned in November 2010. The expected completion date has been accelerated to August 2012.

Aluminium — construction of a new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada	$228m	Approved in October 2008, the project remains on track and is expected to be completed in December 2012

Coking coal — extension and expansion of Kestrel mine (Rio Tinto share 80%).	$1.1bn	Approved in December 2007, the investment is expected to extend the life of the mine to 2031 and increase production to an average of 5.7mtpa. Extension expected to come onstream in late 2012 / early 2013.

Continues	Page 9 of 44

Total
Approved
capital
cost
Project	(100%)	Status/Milestones

Approved / restarted in 2010

Molybdenum — investment in phases 1 and 2 of Moly Autoclave Process (MAP) to enable lower-grade concentrate to be processed more efficiently than conventional roasters and allow improved recoveries	$340m	First approved in June 2008, the project was put on hold. Approval was given in April 2010 to restart the project. First production from phase 1 is anticipated in the fourth quarter of 2012 and full capacity of 30mlbs is scheduled for fourth quarter 2013. The phase 2 expansion to 60mlbs per annum is anticipated to be completed in the first quarter of 2015.

Iron ore — expansion of Iron Ore Company of Canada’s (IOC) concentrate capacity (Rio Tinto 58.7%)	$401m	Initially approved in March 2008, the project recommenced in May 2010 (Rio Tinto share $235m). It is expected to expand concentrate capacity by 4mtpa to 22mtpa by 2012.

Nickel — construction of the Eagle nickel and copper mine in Michigan (USA).	$469m	Approved in June 2010, first production is expected in late 2013. The mine will produce an average of 17.3kt and 13.2kt per year of nickel and copper metal respectively over six years.

Iron ore — preparation for the expansion of the Pilbara to 330Mtpa and beyond	$990m	Approved in July and August 2010, the funding (Rio Tinto share $649m) will allow dredging contracts to be issued and long lead items to be ordered as part of early works on the expansion of the Cape Lambert port to 180mtpa capacity.

Iron ore — development of Hope Downs 4 mine in the Pilbara (Rio Tinto 50%) to sustain production at 230 million tonnes per annum	$1.6bn	Approved in August 2010, first production is expected in 2013. The new mine is anticipated to have a capacity of 15mtpa and a capital cost of $1.2 billion (Rio Tinto share $0.6bn). Rio Tinto will fully fund the $425 million for the rail, rolling stock and power infrastructure.

Diamonds — Argyle Diamond mine underground project	$1.6bn	Originally approved in 2005, project was slowed in 2009. The remaining $803 million to complete was approved in September 2010. The underground is expected to be fully operational in 2013 with targeted production of 20 million carats a year. It will extend the mine life to at least 2019.

Iron ore — debottlenecking of Dampier port to expand the Pilbara capacity by 10 million tonnes to 230 million tonnes per annum	$321m	Approved in September 2010, the project is expected to add 10 million tonnes of annual capacity at the Dampier port by Q1 2012. No additional capex is required at the mines.

Aluminium — ISAL modernisation	$487m	Approved in September 2010, the project is expected to increase production from 190kt to 230kt between April 2012 and July 2014. The total includes $140m in a leading-edge casting facility to produce value-added billet, approved in October.

Continues	Page 10 of 44

Total
approved
capital cost
Project	(100%)	Status/Milestones

Approved / restarted in 2010 (continued)

Iron ore — expansion of Pilbara infrastructure to 283mtpa	$3.1bn	Approved in October 2010, the investment (Rio Tinto share $2.1 bn) is expected to increase infrastructure capacity by 53mt to 283mtpa by the end of 2013. Further investments in mine expansions will be required.

Iron ore — expansion of Brockman 4 mine (from 22mtpa to 40mtpa) and Western Turner Syncline mine (from 6mtpa to 15mtpa) in the Pilbara.	$1.2bn	Approved in December 2010, the two projects represent the first two of three mine developments to expand mine capacity to an anticipated 283 mtpa by the end of 2013.

Copper — construction of phase one of Oyu Tolgoi copper and gold mine in Mongolia[1].	$5.9 billion	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. First ore production is forecast to commence in late 2012 with an initial throughput of 100,000 tonnes of ore per day.

Aluminium — 60kt per annum AP60 pilot plant in Quebec	$1.1bn	Approved in December 2010, $758m will be spent on completing the first phase of the AP60 plant of 60ktpa by 2013, in addition to the $376m spent to date. First hot metal is expected in February 2013.

Aluminium — modernisation and expansion of Kitimat smelter	$640m	A further $300m was approved in December 2010 for further construction in preparation for the $2.5bn modernisation of the Kitimat smelter. This is in addition to $340m spent to date. Final approval is expected in 2011.

Iron ore — phase two expansion of IOC’s concentrate capacity to 23.3 million tonnes per annum (Rio Tinto 58.7%)	$277m	Approved in February 2011, phase two is expected to be complete by 2013 (Rio Tinto share $163 million) with options to expand further to 26mtpa.

Iron ore — phase two of the Marandoo mine expansion to sustain production at 230 million tonnes per annum	$933m	Approved in February 2011, the mine will extend Marandoo at 15 million tonnes per annum by 16 years to 2030.

[1]	On 3 February 2011, Rio Tinto increased its ownership in Ivanhoe Mines to 42.1 per cent. Ivanhoe Mines owns 66 per cent of the Oyu Tolgoi copper/gold project.
Following the consolidation of Oyu Tolgoi LLC, capital expenditure for 2011 is expected to be approximately $13 billion. This includes $2.3 billion for the Oyu Tolgoi project (approved and funded by Ivanhoe). It also includes $4.5 billion for sustaining capital expenditure (Rio Tinto funded).
Evaluation expenditure in 2011, including the Simandou iron ore project and the Resolution and La Granja copper projects, is expected to be around $900 million.

Continues	Page 11 of 44
Rio Tinto financial information by business unit

	Rio Tinto
Twelve months ended 31 December	interest		Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
US$ millions	%		2010	2009	2010	2009	2010	2009

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		16,757	8,874	11,819	5,190	7,911	3,283
Robe River (e)	53.0		4,322	2,186	3,328	1,422	1,771	718
Iron Ore Company of Canada	58.7		2,447	1,006	1,379	344	491	112
Rio Tinto Brasil	(f	)	—	30	—	(15)	—	(19)
Dampier Salt	68.4		442	453	79	203	29	88

Product group operations			23,968	12,549	16,605	7,144	10,202	4,182
Evaluation projects/other			56	49	—	(32)	(13)	(56)

			24,024	12,598	16,605	7,112	10,189	4,126

Aluminium
Bauxite & Alumina			4,959	3,854	269	(89)	1	(332)
Primary Metal			11,828	9,188	1,976	591	665	(291)
Other product group items			517	556	120	77	42	52
Upstream intersegment			(2,290)	(1,606)	(8)	3	(6)	2

Product group operations			15,014	11,992	2,357	582	702	(569)
Evaluation projects/other			192	46	61	12	71	9

			15,206	12,038	2,418	594	773	(560)

Copper
Kennecott Utah Copper	100.0		3,327	2,368	2,178	1,449	1,342	818
Escondida	30.0		2,699	2,039	1,806	1,327	1,013	760
Grasberg joint venture	(g	)	611	991	403	706	206	385
Palabora	57.7		837	635	205	123	52	17
Northparkes	80.0		308	173	193	98	112	53

Product group operations			7,782	6,206	4,785	3,703	2,725	2,033
Evaluation projects/other			—	—	(282)	(229)	(191)	(155)

			7,782	6,206	4,503	3,474	2,534	1,878

Energy
Rio Tinto Coal Australia	(h	)	4,603	3,870	1,731	1,799	940	1,017
Rössing	68.6		493	376	23	83	(3)	24
Energy Resources of Australia	68.4		533	620	118	358	22	138

Product group operations			5,629	4,866	1,872	2,240	959	1,179
Evaluation projects/other			23	3	427	(15)	228	(12)

			5,652	4,869	2,299	2,225	1,187	1,167

Diamonds & Minerals
Diamonds	(i	)	682	450	158	(7)	70	(68)
Rio Tinto Iron & Titanium	(j	)	1,331	1,284	255	209	74	(9)
Rio Tinto Minerals	(k	)	1,015	882	209	187	199	78

Product group operations			3,028	2,616	622	389	343	1
Evaluation projects/other			7	2	(16)	820	(15)	799

			3,035	2,618	606	1,209	328	800

Other Operations	(l	)	5,734	6,563	211	467	71	71
Inter-segment transactions			(1,110)	(856)	(22)	(28)	(15)	(28)
Other items					(594)	(719)	(554)	(577)
Central exploration and evaluation					(48)	(22)	(52)	5
Net interest							(474)	(584)

Underlying earnings					25,978	14,312	13,987	6,298
Items excluded from underlying earnings					661	159	337	(1,426)

Total			60,323	44,036	26,639	14,471	14,324	4,872

Depreciation and amortisation in subsidiaries					(3,437)	(3,427)
Impairment charges					(982)	(1,573)
Depreciation and amortisation in equity accounted units					(522)	(440)
Taxation and finance items in equity accounted units					(903)	(739)

Profit before finance items and taxation					20,795	8,292

References above are to notes on pages 13 and 14.

Continues	Page 12 of 44
Rio Tinto financial information by business unit (continued)

	Rio
	Tinto		Capital		Depreciation &		Operating
Twelve months ended 31 December	interest		Expenditure (m)		Amortisation		Assets (n)
US$ millions	%		2010	2009	2010	2009	2010	2009
Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		1,227	1,337	630	506	8,010	7,530
Robe River (e)	53.0		222	599	222	140	2,612	2,751
Iron Ore Company of Canada	58.7		253	180	108	86	847	808
Rio Tinto Brasil	(f	)	—	11	—	3	—	5
Dampier Salt	68.4		14	21	23	18	196	179
Other			—	—	10	10	(37)	(10)

			1,716	2,148	993	763	11,628	11,263

Aluminium
Bauxite & Alumina			484	840	411	379	11,318	10,401
Primary Metal			848	866	1,108	1,133	25,380	25,483
Other product group items			(4)	(16)	44	39	1,628	456

			1,328	1,690	1,563	1,551	38,326	36,340

Copper
Kennecott Utah Copper	100.0		227	176	293	296	1,476	1,533
Escondida	30.0		206	213	119	104	1,468	1,625
Grasberg joint venture	(g	)	102	79	49	47	540	378
Palabora	57.7		33	16	69	67	—	(11)
Northparkes	80.0		53	17	32	25	403	301
Other	(o	)	337	52	3	2	2,776	1,361

			958	553	565	541	6,663	5,187

Energy
Rio Tinto Coal Australia	(h	)	609	456	266	205	3,145	2,222
Rössing	68.6		35	24	31	27	201	324
Energy Resources of Australia	68.4		41	30	70	64	348	263

			685	510	367	296	3,694	2,809

Diamonds & Minerals
Diamonds	(i	)	186	250	70	104	1,185	1,293
Rio Tinto Iron & Titanium	(j	)	91	247	145	129	2,708	2,626
Rio Tinto Minerals	(k	)	23	22	53	57	682	693
Other			—	—	—	—	5	—

			300	519	268	290	4,580	4,612

Other Operations	(l	)	237	404	89	315	264	1,925
Net assets held for sale	(p	)	—	—	—	—	(101)	3,462
Other items			75	54	114	111	(2,437)	(2,906)
Less: equity accounted units			(746)	(522)	(522)	(440)

Total			4,553	5,356	3,437	3,427	62,617	62,692

Less: Net debt							(4,284)	(18,861)

Total Rio Tinto shareholders’ equity							58,333	43,831

References above are to notes on pages 13 and 14.

Continues	Page 13 of 44
Notes to financial information by business unit
Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Energy group includes both coal and uranium businesses. The Diamonds & Minerals product group includes businesses with products such as borates, talc and titanium dioxide feedstock together with diamonds operations. The Copper group includes certain gold operations in addition to copper. The Aluminium group excludes Alcan Engineered Products which is included in ‘Other Operations’ and Alcan Packaging which is included in ‘Net assets held for sale’.
Aluminium is now presented based on commercial activities splitting it between Bauxite and Alumina, Primary Metal and Other product group items. 2009 comparative information has been restated accordingly.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Net earnings represent profit after tax for the year attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries and equity accounted units are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings

(d)	Includes Rio Tinto’s interests in Hamersley (100 per cent) and HIsmelt(R) (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Rio Tinto completed the sale of its 100 per cent interest in the Corumbá mine, effective 18 September 2009.

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal and Allied owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley, giving the Group a beneficial interest in those companies of 30.3 per cent and 60.6 per cent, respectively.

(i)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(j)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QMM (80 per cent) and RBM (attributable interest of 37 per cent).

(k)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(l)	Includes Rio Tinto’s interests in its US coal operations formerly reported under Rio Tinto Energy America.

Continues	Page 14 of 44
Notes to financial information by business unit (continued)
(m)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(n)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are less non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt).

(o)	Includes Rio Tinto’s interests in Oyu Tolgoi LLC which are held indirectly through its investment in Ivanhoe and were recognised at a provisional fair value on 15 December 2010. The Group’s remaining interest in the assets of Ivanhoe Mines that does not relate to Oyu Tolgoi LLC continues to be recognised at historic cost.

(p)	Net assets held for sale at 31 December 2010 relate to Alcan Engineered Products (AEP) excluding the Cable Division; at 31 December 2009 these comprised Alcan Packaging and other assets held for sale. In 2009, AEP was included within Other Operations.

Continues	Page 15 of 44
Review of operations
Comparison of underlying earnings
2010 underlying earnings of $13,987 million were $7,689 million above 2009 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2009 underlying earnings	6,298

Iron ore	6,063
Aluminium	1,333
Copper	656
Energy	(209)
Diamonds & Minerals	325
Disposal of undeveloped evaluation properties[1]	(568)
Central exploration and evaluation	(57)
Interest	110
Intersegment transactions and other items	36

2010 underlying earnings	13,987

[1]	Disposal of undeveloped evaluation properties refers to the $229 million gain on disposal of undeveloped coal properties in 2010 compared with the $797 million gain on disposal of undeveloped potash properties in 2009.
Iron ore

	2010	2009	Change
Production (million tonnes — Rio Tinto share)[1]	184.6	170.0	+9%
Gross sales revenue ($ millions)	24,024	12,598	+91%
Underlying EBITDA ($ millions)	16,605	7,112	+133%
Underlying earnings ($ millions)	10,189	4,126	+147%
Capital expenditure ($ millions)	1,716	2,148	-20%

[1]	Excludes production from the Corumbá mine in Brazil, which was divested in 2009.
Performance
The Iron Ore group’s underlying earnings of $10,189 million in 2010 were 147 per cent higher than 2009, mainly reflecting higher prices due to improved market conditions, the move to quarterly pricing from 1 April and strong production and sales volumes. Volumes increased following the completed capacity expansion to 220 million tonnes per annum in the Pilbara. Capital expenditure was lower in 2010 following the completion of the Mesa A and Brockman 4 mines in the Pilbara on schedule and below budget.
Markets
Sales volumes from the Pilbara region of Western Australia continued to set new records in response to growing demand. Full year volumes increased nine per cent to 223 million tonnes (100 per cent basis). Shipments to major markets increased as economic conditions improved earlier than expected, and there were delays in new capacity from other suppliers.
Operations
Pilbara operations set a new annual production record at 224 million tonnes (100 per cent basis) as the mines operated near or above nameplate capacity throughout the year, with improved capability from the integrated system following the commissioning of the Operations

Continues	Page 16 of 44
Centre in Perth. The new wholly owned Hamersley mines, Brockman 4 and Western Turner Syncline, continued to ramp up whilst Robe River benefited from rising production at Mesa A. In October Robe River reached a new milestone with the export of its one billionth tonne of iron ore.
New projects and growth
During the fourth quarter, Rio Tinto announced investments of $4.3 billion (Rio Tinto share $3.3 billion) towards the progressive Pilbara expansions to 283 million tonnes per annum. Total Pilbara investment approvals in 2010 were $7.2 billion (Rio Tinto share $5.3 billion).
On 8 February 2011, Rio Tinto approved $933 million for the second phase of the Marandoo mine extension project. First ore is scheduled for 2014.
Rio Tinto’s integrated iron ore operations in the Pilbara are being progressively upgraded as follows:
•	220 Mtpa — current operating capacity

•	225 Mtpa by end of Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mtpa by end of Q1 2012 — Dampier port incremental (in implementation)

•	283 Mtpa by end of H2 2013 — Cape Lambert first 53 Mt/a increment (in implementation)

•	333 Mtpa by end of H2 2015 — Cape Lambert second 50 Mt/a increment (in feasibility study)
Work resumed on the $401 million (Rio Tinto share $235 million) expansion of IOC’s concentrate capacity by 4 million tonnes to 22 million tonnes per annum by 2012. On 8 February 2011, Rio Tinto announced the approval of $277 million (Rio Tinto share $163 million) for the further expansion of IOC capacity to 23.3 million tonnes per annum by 2013.
In 2010, Rio Tinto advanced to the next stage of developing its world-class Simandou iron ore project in Guinea, approving $170 million of further funding. Rio Tinto is engaged in an ongoing discussion with the new Government of Guinea, in order to establish a clear pathway for development.
Aluminium

	2010	2009	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	33,443	30,696	+9%
Alumina (000 tonnes)	9,089	8,815	+3%
Aluminium (000 tonnes)	3,790	3,803	0%
Gross sales revenue ($ millions)	15,206	12,038	+26%
Underlying EBITDA ($ millions)	2,418	594	+307%
Underlying earnings ($ millions)	773	(560)	+238%
Capital expenditure ($ millions)	1,328	1,690	-21%
Performance
The Aluminium group’s underlying earnings of $773 million were $1,333 million improved over the loss recorded in 2009. This was principally as a result of higher exchange traded aluminium prices. The overall impact of price was to increase earnings by $1,569 million compared with 2009. This was partly offset by adverse currency movements of $391 million, mainly from the strengthening of the Canadian and Australian dollars against the US dollar.

Continues	Page 17 of 44
The improvement in earnings was also attributable to higher sales of value-added aluminium products and cost savings from lower input prices for caustic, coke and pitch in the first part of the year, partly offset by inflation and higher energy costs.
Markets
The 2010 spot aluminium price averaged $2,173 per tonne, an increase of 31 per cent on 2009.
The aluminium market benefited from higher premiums in 2010, reflecting the combination of a robust recovery in end-use demand in developed economies and the continued roll-over of inventory financing positions amidst a prolonged period of low interest rates.
Operations
Bauxite production was nine per cent higher for the full year in line with rising third party demand. Alumina production increased three per cent on 2009 when production cutbacks were made, primarily at the Vaudreuil refinery.
Full year aluminium production was in line with 2009. Kitimat output was reduced due to the closures of lines 7 and 8 in September in preparation for the modernisation project. Laterrière returned to full production at the end of September following a power outage in July which forced the temporary closure of one of the plant’s two potlines. The loss of metal production during the partial shutdown was around 24,000 tonnes. Other movements included higher production at NZAS following a transformer failure in 2008, which impacted 2009, and a gradual return to full capacity at the operating UK smelters, partly offset by the cessation of smelting activities at Anglesey.
Low snow and rain levels in the Saguenay region of Quebec during the first half of 2010 led to reduced power generation, resulting in the need to purchase additional power under a specially negotiated power block from the state utility over a 12 month period. The impact on EBITDA in 2010 was approximately $117 million.
Rio Tinto Alcan has implemented a metal sales hedging strategy to protect the downside risk of three higher cost smelters, representing approximately eight per cent of forecast production in 2011.
New projects and growth
On 23 September, Rio Tinto Alcan announced a $347 million project to increase the annual production capacity at its aluminium smelter in Straumsvik, Iceland (ISAL), following the completion of a long-term energy supply agreement. This modernisation project is expected to boost production capacity from 190,000 tonnes to 230,000 tonnes. On 1 October, a further $140 million investment was announced in a leading-edge casting facility to produce value-added billet at ISAL.
On 14 December, Rio Tinto announced that it is to invest in its Canadian aluminium smelters to improve production efficiency through modernisation and expansion. An initial investment of $758 million will be spent on completing the first phase of the AP60 plant in Saguenay-Lac-Saint-Jean, Quebec. An additional $300 million will be invested for further construction in preparation for the anticipated $2.5 billion modernisation of the Kitimat smelter in British Columbia.

Continues	Page 18 of 44
Copper

	2010	2009	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	678.1	804.7	-16%
Refined copper (000 tonnes)	392.8	412.4	-5%
Mined molybdenum (000 tonnes)	12.9	11.3	+14%
Mined gold (000 oz)	772	1,111	-30%
Refined gold (000 oz)	596	479	+24%
Gross sales revenue ($ millions)	7,782	6,206	+25%
Underlying EBITDA ($ millions)	4,503	3,474	+30%
Underlying earnings ($ millions)	2,534	1,878	+35%
Capital expenditure ($ millions)	958	553	+73%
Performance
The Copper group’s underlying earnings of $2,534 million were 35 per cent higher than 2009, mainly reflecting higher prices. This benefit was partly offset by lower volumes, notably from Grasberg and higher unit cash costs in line with reduced production from lower grades.
Markets
The Copper group benefited from higher average prices for its major products in 2010. Copper increased 47 per cent to 340 cents per pound, gold increased 26 per cent to $1,222 per ounce and molybdenum increased 45 per cent to $16 per pound.
The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to increase underlying earnings by $1,399 million compared with 2009.
At the end of 2010, the Group had an estimated 270 million pounds of copper sales that were provisionally priced at US 428 cents per pound. The final price of these sales will be determined during the first half of 2011. This compared with 267 million pounds of open shipments at 31 December 2009, provisionally priced at US 335 cents per pound.
Operations
At Kennecott Utah Copper, lower ore grades accounted for much of the decrease in the annual production of copper, gold and silver in concentrates. This was partly offset by record mill rates at the Copperton concentrator. Molybdenum production rebounded in the full year in line with an increase in ore grades
At Escondida, increased ore hardness and lower shovel availability at the mine led to further decreases in copper concentrate production. At Grasberg, Rio Tinto’s share of joint venture copper and gold was impacted by lower ore grades and lower mill throughput.
New projects and growth
Construction of the $469 million Eagle nickel and copper mine and mill began in 2010 with first production expected in late 2013. The mine will produce separate nickel and copper concentrates containing an anticipated average of 17,300 and 13,200 tonnes per year of nickel and copper metal respectively over six years.
Construction of the Kennecott Utah Copper Molybdenum Autoclave Process (MAP) facility restarted in 2010, with the investment of $340 million in phases one and two of the project.
On 15 December, Rio Tinto assumed management of the Oyu Tolgoi project under a new agreement with Ivanhoe Mines. Rio Tinto increased its interest in Ivanhoe to 40.5 per cent and committed to fully participate in Ivanhoe’s rights offering. Following the closing of the rights offering in February 2011, Rio Tinto increased its interest in Ivanhoe to 42.1 per cent through

Continues	Page 19 of 44
the previously announced acquisition of an additional ten million Ivanhoe shares from Citibank plus an anti-dilution adjustment for the rights offering. Rio Tinto also secured the right to increase its ownership in Ivanhoe to 49 per cent.
Prior to Rio Tinto becoming the development and operating manager of Oyu Tolgoi, Ivanhoe’s Board of Directors and the Oyu Tolgoi Technical Committee approved a capital estimate of $4.5 billion from 2011 to 2013 to complete the 100,000 tonnes of ore per day first phase of the project. This brings the total estimated capital cost for phase one to $5.9 billion.
Energy

	2010	2009	Change
Production (Rio Tinto share)
Coal (million tonnes)
Hard coking coal	8,967	7,467	+20%
Semi-soft coking coal	3,075	2,885	+7%
Australian thermal coal	18,430	20,217	-9%
Uranium (000’s pounds)	11,377	14,140	-20%
Gross sales revenue ($ millions)	5,652	4,869	+16%
Underlying EBITDA ($millions)[1]	2,299	2,225	+3%
Underlying earnings ($ millions) [1]	1,187	1,167	+2%
Capital expenditure ($ millions)	685	510	+34%

[1]	EBITDA and underlying earnings in 2010 included $435 million pre-tax and $229 million post-tax gain from the sale of two undeveloped coal projects.
Performance
The Energy group’s underlying earnings of $1,187 million, which were two per cent higher than 2009, were impacted by adverse exchange rate movements from a stronger Australian dollar versus the US dollar. This was offset by higher realised prices and the divestment of two undeveloped coal projects in Australia. The $435 million pre-tax and $229 million post tax and minorities gain on disposal has been recognised within underlying earnings within Energy evaluation projects.
Markets
Average coal prices were lower than in 2009 due to the absence of higher carry over prices from 2008 that were reflected in the first quarter of 2009.
2010 saw continuing strength in the seaborne market for Australian coal. Demand for thermal coal continued from South Korea, India, Taiwan and China. Global steel demand improved in all markets in the first half of the year and led to strong demand for semi-soft coking coal. The market for premium quality hard coking coal remained steady in 2010.
Uranium spot markets were relatively weak early in 2010 but strengthened in the second half of the year, mainly driven by strong demand from China. Long term prices have remained consistent with some small increases in the later part of the year. The long term demand outlook remains positive as many countries including China continue to expand their domestic nuclear industry.
Operations
Hard coking coal production from the Queensland coal operations increased by 20 per cent, benefiting from the recent investment in two additional shovels and two new truck fleets and strong operational performance from Kestrel underground mine. The current severe wet season which has already caused major flooding, and is predicted to continue to produce higher than average rainfalls, had a slight impact on 2010 production levels and will continue to impact production rates in the first quarter of 2011.

Continues	Page 20 of 44
Semi-soft coal production was seven per cent higher than the prior year, primarily due to coal seam presentation in the mining sequence relative to comparable periods. Production from the Australian thermal coal operations declined by nine per cent compared with 2009, mainly due to Blair Athol winding down while Clermont ramps up production and wet weather in the Hunter Valley.
Uranium production declined 20 per cent year on year. This mainly reflected lower output at ERA which was impacted by prolonged wet weather which limited access to the Ranger pit resulting in lower average feed grade. Production was also adversely affected by mine sequencing issues associated with the area of instability on the south wall of the pit.
On 28 January 2011, ERA announced a temporary suspension of the processing plant for 12 weeks to help ensure that levels in the Tailings Storage Facility remain below the authorised operating limit throughout the remainder of the wet season.
New projects and growth
The Clermont thermal coal mine in Queensland commenced production in 2010 with full capacity expected to be reached in 2013. It will largely replace the Blair Athol mine as it winds down to 3 million tonnes per annum.
The extension and expansion of the Kestrel coking coal mine in Queensland to an anticipated 5.7 million tonnes per annum is expected to come onstream in late 2012 / early 2013.
Diamonds & Minerals

	2010	2009	Change

Production (Rio Tinto share)
Diamonds (000 carats)	13,843	14,026	-1%
Titanium dioxide (000 tonnes)	1,392	1,147	+21%
Borates (000 tonnes)	500	424	+18%
Talc (000 tonnes)	1,000	888	+13%
Gross sales revenue ($ millions)	3,035	2,618	+16%
Underlying EBITDA ($ millions)[1]	606	1,209	-50%
Underlying earnings ($ millions)[1]	328	800	-59%
Capital expenditure ($ millions)	300	519	-42%

1     EBITDA and underlying earnings in 2009 included $818 million pre-tax and $797 million post-tax gain from the sale of the undeveloped potash assets in Argentina and Canada.
Performance
The Diamonds & Minerals group’s underlying earnings of $328 million were 59 per cent lower than 2009, when a $797 million gain was recognised from the sale of potash projects in Argentina and Canada. Excluding this gain, Diamonds & Minerals underlying earnings increased by $325 million due to a recovery in volumes and prices from improved market conditions and tax benefits largely associated with a one-off charitable donation of land.
Markets
Sustained demand from emerging markets, which largely offset the slower recovery from the established markets of the US and Europe was reflected in higher prices and increased sales volumes for the Diamonds & Minerals group.
Rough diamond prices demonstrated a robust recovery throughout 2010 as demand from emerging markets, notably India and China, accelerated. In the short run, the sustainability of this recovery will be, in part, dependent on US consumer confidence.

Continues	Page 21 of 44
Demand for titanium dioxide feedstocks, talc and borates in 2010 continued to demonstrate a healthy recovery in line with improving global economic conditions.
Operations
Diamond production of 13.8 million carats returned to normal levels of activity following the shutdowns in 2009. Argyle ore grades were lower as the mine transitioned from open pit to underground.
Higher titanium dioxide feedstock production reflected improved market conditions and included increased QMM ore from the Madagascar mine processed in Quebec, partly offset by the reduced shareholding in RBM following the BBBEE transaction in December 2009.
Minerals production in 2010 continued to demonstrate a healthy recovery in line with improving global economic conditions: borate production improved by 18 per cent and talc production was up 13 per cent compared with 2009. Borate production declined at the end of December due to abnormally high rainfall.
New projects and growth
The Diavik underground mine produced its first ore in March 2010. The Argyle underground project was restarted in 2010 following the approval of the remaining $803 million in September 2010. The Argyle underground mine is expected to be fully operational in 2013 with targeted production of 20 million carats a year. It is designed to extend the mine life to at least 2019. Prefeasibility studies began at Bunder, a diamond project in India.
Other Operations
Rio Tinto’s US Coal business has been moved to Other Operations, following the completion of the divestment of Rio Tinto’s remaining 48 per cent stake in Cloud Peak Energy Inc on 20 December 2010. Rio Tinto has retained its 100 per cent interest in Colowyo.
Trading conditions in the Alcan Engineered Products businesses improved during 2010. On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products to certain investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Stratégique d’Investissement.

Continues	Page 22 of 44
Central Exploration and Evaluation

	2010	2009	Change

($ millions)
Central exploration (post-tax)	(111)	(71)	-56%
Divestments	59	76	-22%

Post-tax (charge) / credit	(52)	5	—

Central exploration expenditure in 2010 (post disposals and post tax) resulted in a charge to underlying earnings of $52 million compared with a credit of $5 million in 2009, as the result of an increased spend on greenfield exploration and lower divestments of central exploration properties. During 2010 the Group realised $59 million (post tax) from the divestment of these properties compared with $76 million in 2009.
A non-binding Memorandum of Understanding was signed with Chinalco on 3 December 2010 to establish an exploration joint venture (JV) in China. The JV will explore mainland China for world-class mineral deposits and is expected to come into operation in the first half of 2011. It is intended that between three and five large area exploration projects will be selected for initial focus by the JV, with the potential for additional regions to be added at a later date.
At the Amargosa bauxite project in Brazil, the Order of Magnitude study continued and remains on track for completion in the fourth quarter of 2011.
Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

			Effect on full
	Average published		year underlying
	price/exchange rate		earnings
	for 2010	10% change	US$m
Copper	340c/lb	+/-34c/lb	349
Aluminium	$2,173/t	+/- $217/t	650
Gold	$1,222/oz	+/-$122/oz	73
Molybdenum	$16/lb	+/-$1.6/lb	31
Iron ore		+/-10%	1,343
Thermal and coking		+/-10%	207
coal

Australian dollar	92USc	+/-9.2USc	604
Canadian dollar	97USc	+/-9.7USc	194
South African rand	14USc	+/-1.4USc	54

Continues	Page 23 of 44
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward looking statements
This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 24 of 44

For further information, please contact:

Media Relations, Australia / Asia	Media Relations, EMEA / Americas
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Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1152
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Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1138
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Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
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page 24a of 44
PRELIMINARY FINAL REPORT FOR THE FINANCIAL YEAR
NAME OF ENTITY
Rio Tinto Limited

ACN	Preliminary Final	FINANCIAL YEAR ENDED
004 458 404	*	31 December 2010
This preliminary announcement contains financial information which has been extracted from the latest financial statements, which are in the process of being audited. This announcement does not constitute the full financial statements, which are to be approved by the Board and subsequently filed with the Australian Securities & Investments Commission.
The report has been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union (‘EU IFRS’) and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 22 December 2010.
The report should be read in conjunction with the Rio Tinto Annual report and financial statements for 2009, and the financial information for the six months ended 30 June 2010 published on 5 August 2010.
Results for announcement to the market

US$ millions
Consolidated sales revenue	up 35.3% to 56,576
Underlying earnings attributable to members	up 122.1% to 13,987
Net earnings attributable to members	up 194.0% to 14,324

	US cents
		Franked amount per
Dividends	Amount per share	share
Current period	63.00	63.00 (at 30%)
Previous corresponding period	45.00	45.00 (at 30%)

	Australian cents
		Franked amount per
Dividends	Amount per share	share
Current period	61.94	61.94 (at 30%)
Previous corresponding	51.56	51.56 (at 30%)
Registrable transfers received by the company up to 5 p.m. (or 7 p.m. in respect of holdings on the CHESS subregister) on 8 March 2011 will be registered before entitlements to the dividend are determined.
A definition of Underlying earnings is given on page 34 of the financial information, which accompanies this document.
The 2011 Annual General Meeting of Rio Tinto Limited will be held at the Convention Centre, Burswood Entertainment Complex, Great Eastern Highway, Perth, WA at 9.30 a.m. on 5 May 2011.

/s/ Stephen Consedine
Stephen Consedine, Company Secretary

10 February 2011

Continues	Page 25 of 44
Group income statement
Years ended 31 December

	2010	2009
	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	60,323	44,036

Continuing operations
Consolidated sales revenue	56,576	41,825
Net operating costs (excluding items shown separately)	(36,667)	(33,818)
Impairment charges less reversals (b)	(982)	(1,573)
Gain on consolidation and on disposal of interests in businesses (c)	839	692
Exploration and evaluation costs	(594)	(514)
Profit on disposal of interests in undeveloped projects (d)	522	894

Operating profit	19,694	7,506
Share of profit after tax of equity accounted units	1,101	786

Profit before finance items and taxation	20,795	8,292

Finance items
Net exchange gains on external debt and intragroup balances	529	365
Net gains on derivatives not qualifying for hedge accounting	162	261
Interest receivable and similar income	163	120
Interest payable and similar charges	(778)	(929)
Amortisation of discount	(294)	(249)

	(218)	(432)

Profit before taxation	20,577	7,860

Taxation	(5,296)	(2,076)

Profit from continuing operations	15,281	5,784
Discontinued operations
Loss after tax from discontinued operations (e)	(97)	(449)

Profit for the year	15,184	5,335
— attributable to non-controlling interests	860	463
— attributable to owners of Rio Tinto (Net earnings)	14,324	4,872

Basic earnings/(loss) per share (f)
Profit from continuing operations	735.4c	301.7c
Loss from discontinued operations	(4.9c )	(25.5c )

Profit for the year	730.5c	276.2c

Diluted earnings/(loss) per share (f)
Profit from continuing operations	731.1c	300.7c
Loss from discontinued operations	(4.9c )	(25.4c )

Profit for the year	726.2c	275.3c

Dividends paid during the year (US$m)	1,754	876
Dividends per share: paid during the year	90.0c	55.6c
Dividends per share: proposed in the announcement of the results for the year	63.0c	45.0c

Continues	Page 26 of 44
Notes to the Group Income Statement

(a)	Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) of US$4,254 million (31 December 2009: US$3,197 million) in addition to Consolidated sales revenue. Consolidated sales revenue includes subsidiary sales to equity accounted units, which are not included in gross sales revenue.

(b)	The impairment charges of US$982 million for the year ended 31 December 2010 related mainly to Alcan Engineered Products businesses: US$805 million, the Group’s diamond businesses: US$135 million (net of impairment reversals) and US$42 million in other impairments.

The impairment charges of US$1,573 million for the year ended 31 December 2009 related mainly to a write-down on Alcan Engineered Products of US$687 million, the Group’s aluminium businesses of US$304 million, US$525 million on the Group’s diamond businesses and US$57 million in other impairments.

All impairments were measured based upon an assessment of fair value. Alcan Packaging is discussed separately in (e) below.

(c)	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. A gain of US$531 million arose on consolidation, representing the excess of the provisional fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi LLC over the historic cost of acquiring that share through its investment in Ivanhoe Mines Ltd. Refer to acquisitions and disposals on page 37.

Profits arising on the disposal of interests in businesses for the year ended 31 December 2010 relate principally to sale of the Group’s 48 per cent interest in Cloud Peak Energy Inc. Refer to acquisitions and disposals on page 37.

Profits arising on the disposal of interests in businesses in 2009 related principally to sales of the Corumbá iron ore mine, the Jacobs Ranch coal mine, the sale of 52 per cent of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) and are partially offset by a loss from the sale of Alcan Composites.

(d)	Profits on disposal of interests in undeveloped projects in 2010 relate principally to the disposal of undeveloped coal projects at Vickery and Maules Creek. The 2009 profits relate principally to the disposal of undeveloped potash assets in Argentina and Canada.

(e)	Loss after tax from discontinued operations of US$97 million relates to the completion of the disposal of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010, and Alcan Food Packaging Americas division to Bemis Company Inc. on 1 March 2010.

An impairment of US$318 million was recognised at 31 December 2009, relating to the Alcan Packaging business and was included in ‘Loss after tax from discontinued operations’. This impairment was based on an estimate of fair value less costs to sell. Additionally, ‘Loss after tax from discontinued operations’ included a US$131 million tax charge for 31 December 2009 relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business. This increase in estimate followed a detailed review of the changes to the proposed sale structure.

(f)	For the purposes of calculating basic earnings/(loss) per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,961.0 million (31 December 2009: 1,763.6 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,525.2 million (31 December 2009: 1,366.1 million), plus the weighted average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 435.8 million (31 December 2009: 397.5 million). The profit figure used in the calculation of basic and diluted earnings per share is based on profit for the year attributable to equity shareholders of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated using the treasury stock method.

The 2009 rights issues were at a discount to the then market price. Accordingly, both earnings and dividends per share for all periods up to the date on which the shares were issued in July 2009 have been adjusted for the bonus element of the issues. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679.

Continues	Page 27 of 44
Group statement of comprehensive income
Years ended 31 December

	2010			2009
	Attributable	Non-		Attributable	Non-
	to owners of	Controlling		to owners of	Controlling
	Rio Tinto	interests	Total	Rio Tinto	interests	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Profit after tax for the year	14,324	860	15,184	4,872	463	5,335
Other comprehensive income
Currency translation adjustment	1,230	274	1,504	3,732	429	4,161

Currency translation on companies disposed of transferred to the income statement	6	—	6	(13)	—	(13)

Cash flow hedge fair value gains/(losses):

Cash flow hedge fair value losses	(72)	(21)	(93)	(206)	(107)	(313)

Cash flow hedge losses transferred to the income statement	47	48	95	16	34	50

Cash flow hedge gains on companies disposed of transferred to the income statement	—	—	—	(4)	(1)	(5)

Gains on available for sale securities	213	2	215	357	1	358

Gains on revaluation of available for sale securities transferred to the income statement	(10)	—	(10)	(3)	—	(3)

Actuarial losses on post retirement benefit plans	(765)	(17)	(782)	(847)	3	(844)

Share of other comprehensive income of equity accounted units	206	—	206	368	—	368

Tax relating to components of other comprehensive income	257	(4)	253	297	24	321

Other comprehensive income for the year, net of tax	1,112	282	1,394	3,697	383	4,080

Total comprehensive income for the year	15,436	1,142	16,578	8,569	846	9,415

Continues	Page 28 of 44
Group cash flow statement
Years ended 31 December

	2010	2009
	US$m	US$m

Cash flows from consolidated operations (a)	22,126	13,224
Dividends from equity accounted units	1,404	610

Cash flows from operations	23,530	13,834
Net interest paid	(696)	(1,136)
Dividends paid to holders of non-controlling interests in subsidiaries	(457)	(410)
Tax paid	(4,100)	(3,076)

Net cash generated from operating activities	18,277	9,212

Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures & associates	(907)	(396)
Disposals of subsidiaries, joint ventures & associates	604	2,424
Net proceeds from the disposal of assets held for sale	3,196	—
Purchase of property, plant & equipment and intangible assets	(4,591)	(5,388)
Sales of financial assets	227	253
Purchases of financial assets	(145)	(44)
Other funding of equity accounted units	(154)	(265)
Other investing cash flows	59	59

Cash used in investing activities	(1,711)	(3,357)

Cash flows before financing activities	16,566	5,855

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(1,754)	(876)
Proceeds from issue of ordinary shares in Rio Tinto	92	14,877
Proceeds from additional borrowings	1,947	5,775
Repayment of borrowings	(11,307)	(22,220)
Proceeds from issue of shares to non-controlling interests	250	53
Other financing cash flows	162	(72)

Cash used in financing activities	(10,610)	(2,463)

Effects of exchange rates on cash and cash equivalents	(139)	(284)

Net increase in cash and cash equivalents	5,817	3,108

Opening cash and cash equivalents less overdrafts	4,142	1,034

Closing cash and cash equivalents less overdrafts (b)	9,959	4,142

(a) Cash flows from consolidated operations
Profit from continuing operations	15,281	5,784
Adjustments for:
Taxation	5,296	2,076
Finance items	218	432
Share of profit after tax of equity accounted units	(1,101)	(786)
Gain on consolidation and on disposal of interests in businesses	(839)	(692)
Impairment charges less reversals	982	1,573
Depreciation and amortisation	3,437	3,427
Provisions (including exchange differences on provisions)	907	930
Utilisation of provisions	(507)	(363)
Utilisation of provision for post retirement benefits	(1,110)	(470)
Change in inventories	(492)	653
Change in trade and other receivables	(1,316)	908
Change in trade and other payables	983	(570)
Other items	387	322

	22,126	13,224

(b)	Closing cash and cash equivalents less overdrafts at 31 December 2010 differs from cash and cash equivalents less overdrafts on the statement of financial position as it includes US$18 million related to Engineered Products businesses cash and cash equivalents shown separately as assets held for sale in the statement of financial position.

Continues	Page 29 of 44
Group statement of financial position
At 31 December

	2010	2009
	US$m	US$m

Non-current assets
Goodwill	15,296	14,268
Intangible assets	5,700	5,730
Property, plant and equipment	56,024	45,803
Investments in equity accounted units	6,503	6,735
Loans to equity accounted units	227	170
Inventories	375	284
Trade and other receivables	1,826	1,375
Deferred tax assets	1,863	2,231
Tax recoverable	89	85
Other financial assets	1,334	841

	89,237	77,522
Current assets
Inventories	4,756	4,889
Trade and other receivables	5,582	4,447
Loans to equity accounted units	110	168
Tax recoverable	542	501
Other financial assets	521	694
Cash and cash equivalents	9,948	4,233

	21,459	14,932
Assets of disposal groups held for sale (a)	1,706	4,782

Total Assets	112,402	97,236

Current liabilities
Bank overdrafts repayable on demand	(7)	(91)
Borrowings	(1,057)	(756)
Trade and other payables	(6,576)	(5,759)
Other financial liabilities	(265)	(412)
Tax payable	(2,773)	(1,329)
Provisions	(1,117)	(1,182)

	(11,795)	(9,529)

Non-current liabilities
Borrowings	(13,277)	(22,155)
Trade and other payables	(879)	(591)
Other financial liabilities	(416)	(601)
Tax payable	(417)	(299)
Deferred tax liabilities	(5,175)	(4,304)
Provision for post retirement benefits	(4,339)	(4,993)
Other provisions	(9,023)	(7,519)

	(33,526)	(40,462)
Liabilities of disposal groups held for sale (a)	(1,807)	(1,320)

Total Liabilities	(47,128)	(51,311)

Net assets	65,274	45,925

Capital and reserves
Share capital (b)
— Rio Tinto plc	246	246
— Rio Tinto Limited (excluding Rio Tinto plc interest in 2009)	5,601	4,924
Share premium account	4,258	4,174
Other reserves	15,643	14,010
Retained earnings	32,585	20,477

Equity attributable to owners of Rio Tinto	58,333	43,831
Attributable to non-controlling interest	6,941	2,094

Total equity	65,274	45,925

Continues	Page 30 of 44
Notes to the Group statement of financial position
(a)	At 31 December 2010 assets and liabilities held for sale comprise Alcan’s Engineered Products group (AEP) excluding the Cable Division. The classification of Engineered Products follows the announcement of the receipt of a binding offer on 5 August 2010. The sale of 61 per cent of AEP excluding the Cable Division, was completed on 4 January 2011. After the transaction, Rio Tinto holds a 39 per cent stake, which is treated as an equity accounted unit.

Assets and liabilities held for sale as at 31 December 2009 primarily comprise the Alcan Packaging group, which was acquired with a view to resale, and other assets held for sale.

(b)	At 31 December 2010, Rio Tinto plc had 1,526.3 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue. No shares in Rio Tinto Limited were held by Rio Tinto plc at 31 December 2010 (31 December 2009: US$171.1 million). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$19.03 (31 December 2009: US$12.16).

Continues	Page 31 of 44
Group statement of changes in equity
Years ended 31 December 2010

Attributable to
owners of Rio Tinto
						Non-
	Share	Share	Retained	Other		Controlling	Total
	capital	premium	earnings	reserves	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	5,170	4,174	20,477	14,010	43,831	2,094	45,925
Total comprehensive income for the year (a)	—	—	13,791	1,645	15,436	1,142	16,578
Currency translation arising on Rio Tinto Limited’s share capital	677	—	—	—	677	—	677
Dividends	—	—	(1,754)	—	(1,754)	(457)	(2,211)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(39)	(84)	(123)	—	(123)
Treasury shares reissued	—	84	8	—	92	—	92
Consolidation of Oyu Tolgoi (b)	—	—	—	—	—	3,912	3,912
Shares issued to holders of non-controlling interests	—	—	—	—	—	250	250
Employee share options	—	—	69	48	117	—	117
Cash settled share options reclassified as equity settled	—	—	33	24	57	—	57

Closing balance	5,847	4,258	32,585	15,643	58,333	6,941	65,274

(a)	Refer to Statement of comprehensive income for further details.

(b)	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. Refer to acquisitions and disposals on page 37.

Continues	Page 32 of 44

Group statement of changes in equity (continued)
Years ended 31 December 2009

Attributable to
owners of Rio Tinto
		Share		Other		Non-
	Share	premium	Retained	reserves		Controlling	Total
	capital	(b)	earnings	(c)	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,121	4,705	17,134	(2,322)	20,638	1,823	22,461
Total comprehensive income for the year (a)	—	—	4,168	4,401	8,569	846	9,415
Currency translation arising on Rio Tinto Limited’s share capital	710	—	—	—	710	—	710
Dividends	—	—	(876)	—	(876)	(410)	(1,286)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(17)	(35)	(52)	—	(52)
Ordinary shares issued	3,339	(531)	3	11,936	14,747	—	14,747
Shares issued to holders of non- controlling interests	—	—	—	—	—	53	53
Subsidiary now equity accounted	—	—	—	—	—	(218)	(218)
Employee share options and other IFRS 2 charges taken to the income statement (d)	—	—	65	30	95	—	95

Closing balance	5,170	4,174	20,477	14,010	43,831	2,094	45,925

(a)	Refer to Statement of comprehensive income for further details.

(b)	Charges to share premium include underwriting fees and other fees for the Rio Tinto plc rights issue together with the mark-to-market losses from inception to receipt of proceeds on forward contracts taken out by Rio Tinto plc to provide confidence in the absolute dollar proceeds of the rights issue.

(c)	Other reserves include a US$11,936 million merger reserve which represents the difference between the nominal value and issue price of the shares issued under the Rio Tinto plc rights issue completed in July 2009.

(d)	Includes IFRS 2 charges arising from the disposal of 26 per cent of RBM as part of a Broad Based Black Economic Empowerment (BBBEE) transaction. The discount to fair value arising from this transaction is treated as a share based payment in accordance with IFRIC 8 Scope of IFRS 2 (Share-based Payments) and AC 503 Accounting for BEE Transactions.

Continues	Page 33 of 44
Reconciliation with Australian Accounting Standards
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia, referred to as Australian Accounting Standards (AAS).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under AAS include the residue of such goodwill, which amounted to US$584 million at 31 December 2010 (2009: US$597 million).
Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of AAS.

Continues	Page 34 of 44
Reconciliation of Net earnings to Underlying earnings

			Non-	Discontinued
	Pre-tax		Controlling	operations	Net	Net
	(i)	Taxation	interests	(i)	amount	amount
Exclusions from	2010	2010	2010	2010	2010	2009
Underlying earnings	US$m	US$m	US$m	US$m	US$m	US$m

Gain on consolidation of Oyu
Tolgoi (a)	531	—	—	—	531	—
Profits on disposal of interests in businesses (b)	308	(134)	—	—	174	499
Impairment charges (c)	(982)	243	—	—	(739)	(1,103)
Loss after tax from discontinued operations (c)	—	—	—	(97)	(97)	(449)
Exchange and derivative gains/(losses):
— Exchange gains/(losses) on US dollar net debt and intragroup balances (d)	530	(133)	37	—	434	(56)
— Gains on currency and interest rate derivatives not qualifying for hedge accounting (e)	75	(16)	(3)	—	56	9
— (Losses)/gains on commodity derivatives not qualifying for hedge accounting (f)	(76)	15	—	—	(61)	75
Chinalco break fee	—	—	—	—	—	(182)
Restructuring costs from global headcount reduction (g)	—	—	—	—	—	(231)
Other exclusions (h)	(28)	67	—	—	39	12

Total excluded from Underlying earnings	358	42	34	(97)	337	(1,426)

Net earnings	20,577	(5,296)	(860)	(97)	14,324	4,872

Underlying earnings	20,219	(5,338)	(894)	—	13,987	6,298

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (h) below are excluded from Net earnings in arriving at Underlying earnings.
(a)	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. The gain arising on consolidation represents the excess of the provisional fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi over the historic cost of acquiring that share through its investment in Ivanhoe Mines Ltd.

(b)	Profits arising on the disposal of interests in businesses for the year ended 31 December 2010 relate principally to the sale of the Group’s 48 per cent interest in Cloud Peak Energy Inc. Refer to acquisitions and disposals on page 37.

Profits arising on the disposal of interests in businesses for the year ended 31 December 2009 related principally to sales of the Corumbá iron ore mine, the Jacobs Ranch coal mine, the sale of 52 per cent of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) and were partially offset by a loss from the sale of Alcan Composites.

Profits arising on the disposal of interests in undeveloped projects which in 2010 included gains of US$229 million on disposal of the Vickery and Maules Creek coal projects, and in 2009 included gains on disposal of undeveloped potash assets in Argentina and Canada amounting to US$797 million, net of tax, were not excluded from Underlying earnings.

Continues	Page 35 of 44
Reconciliation of Net earnings to Underlying earnings (continued)
(c)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations.

The impairment charges of US$739 million for the year ended 31 December 2010 related mainly to Alcan Engineered Products businesses: US$589 million, the Group’s diamond businesses: US$115 million (net of reversals) and US$35 million in other impairments. All impairments have been measured based upon assessment of fair value. Divestment of 61 per cent of Alcan Engineered Products, excluding the Cable Division, was completed on 4 January 2011. Refer to acquisitions and disposals on page 37.

Loss after tax from discontinued operations for the year ended 31 December 2010 of US$97 million (inclusive of divestment costs) relates to the completion of the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010 and the Alcan Packaging Food Americas division to Bemis Company Inc. on 1 March 2010.

The impairment to the Group’s diamond business was caused by changes in assumptions about future capital costs required to complete the Argyle underground project, offset by recovery in prices, which resulted in a reversal of impairment relating to Diavik of US$158 million.

The impairment charges of US$1,103 million for the year ended 31 December 2009 related mainly to a write-down on Alcan Engineered Products of US$500 million, the Group’s aluminium businesses of US$212 million, US$348 million on the Group’s diamond businesses and US$43 million in other impairments. All impairments were measured based upon an assessment of fair value.

An impairment of US$318 million relating to the Alcan Packaging business was recognised during the year ended 31 December 2009, and included in ‘Loss after tax from discontinued operations’. This impairment was based on an estimate of fair value less costs to sell, being the Group’s best estimate of expected proceeds to be realised on sale of Alcan Packaging, less an estimate of remaining costs to sell. ‘Loss after tax from discontinued operations’ of US$449 million also included a US$131 million tax charge relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business.

(d)	Exchange gains and losses on US dollar debt and intragroup balances.

The 2010 and 2009 tax on exchange gains and losses on external debt and intragroup balances include tax charges on gains on US dollar denominated debt. However, in 2009 a significant proportion of the pre-tax losses on intragroup balances were not subject to tax.

(e)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(g)	During 2009, the Group incurred restructuring costs relating to the cost saving measures announced in December 2008.

(h)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

(i)	Exclusions from Underlying earnings relating to both equity accounted units (EAUs) and discontinued operations are stated net of tax. Exclusions from Underlying earnings relating to EAUs are included in the column ‘Pre-tax’ and the results of discontinued operations are shown in the column ‘Discontinued operations’.

Continues	Page 36 of 44
Consolidated net debt
Years ended 31 December

	2010	2009
	Net Debt	Net Debt
	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(18,861)	(38,672)
Adjustment on currency translation	(1,269)	(2,265)
Exchange gains credited to the income statement	1,130	2,222
Gains on derivatives related to net debt	—	20
Cash movements excluding exchange movements	15,244	19,909
Consolidation of Oyu Tolgoi	(213)	—
Other movements	(315)	(75)

Closing balance	(4,284)	(18,861)

Analysis of closing balance
Borrowings	(14,334)	(22,911)
Bank overdrafts repayable on demand	(7)	(91)
Cash and cash equivalents	9,948	4,233
Other liquid resources (included in ‘Other financial assets’)	—	73
Derivatives related to net debt (included in ‘Other financial assets/liabilities’)	109	(165)

Consolidated net debt	(4,284)	(18,861)

Geographical analysis (by destination)
Years ended 31 December

	2010	2009	2010	2009
	%	%	US$m	US$m

Gross sales revenue by destination
China	27.8	24.3	16,743	10,691
Japan	15.6	13.5	9,410	5,921
United States of America	14.9	19.5	9,013	8,569
Other Europe (excluding United Kingdom)	14.4	14.4	8,682	6,337
Other Asia	14.4	13.2	8,665	5,822
Canada	3.6	3.6	2,174	1,621
United Kingdom	2.3	2.6	1,398	1,161
Australia	2.1	3.1	1,252	1,373
Other	4.9	5.8	2,986	2,541

Total	100.0	100.0	60,323	44,036

Continues	Page 37 of 44
Prima facie tax reconciliation
Years ended 31 December

	2010	2009
	US$m	US$m

Profit before taxation	20,577	7,860
Deduct: share of profit after tax of equity accounted units	(1,101)	(786)

Parent companies’ and subsidiaries’ profit before tax	19,476	7,074

Prima facie tax payable at UK rate of 28%	5,453	1,981
Higher rate of taxation on Australian earnings at 30%	295	136
Impact of items excluded in arriving at Underlying earnings	(143)	347
Adjustments to deferred tax liabilities following changes in tax rates	(96)	(22)
Other tax rates applicable outside the UK and Australia	110	113
Resource depletion and other depreciation allowances	(163)	(132)
Research, development and other investment allowances	(74)	(55)
Utilisation of previously unrecognised deferred tax assets	(13)	(36)
Unrecognised current year operating losses	95	105
Foreign exchange differences	(63)	(167)
Withholding taxes	35	73
Non-taxable gains on asset disposals (b)	—	(208)
Other items	(140)	(59)

Total taxation charge (a)	5,296	2,076

(a)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$737 million
(31 December 2009: US$491 million).

(b)	The non-taxable gains on asset disposals in 2009 relate to undeveloped potash assets in Argentina.
Acquisitions and Disposals
2010 Acquisitions
Consolidation of Oyu Tolgoi LLC
On 15 December 2010, Rio Tinto gained control of Oyu Tolgoi LLC, following the signing of a new agreement with Ivanhoe Mines Ltd (‘Ivanhoe’). Oyu Tolgoi LLC is consolidated by virtue of Rio Tinto’s contractual rights which permit it to exercise control over certain policies and activities of Oyu Tolgoi LLC. No direct equity interest was acquired under the agreement and the existing equity arrangements were not changed as a result of the agreement. Oyu Tolgoi LLC is owned 66 per cent by Ivanhoe and 34 per cent by the Government of Mongolia. The signing of the agreement did not affect the Government of Mongolia’s economic interest in Oyu Tolgoi LLC.
As part of the agreement by which Rio Tinto obtained its contractual rights, Rio Tinto agreed to exercise its remaining warrants for common shares in Ivanhoe, participate fully in Ivanhoe’s US$1.2 billion rights offering, and to provide Ivanhoe with a US$1.8 billion interim loan facility to fund the Oyu Tolgoi project.
The agreement secured for Rio Tinto the right to increase its ownership in Ivanhoe to 49 per cent by, in addition to exercising its remaining warrants for common shares, acquiring a total of twenty million shares at current market prices, evenly from Citibank and Ivanhoe executive chairman and chief executive officer, Robert Friedland, purchasing shares in the market, and exercising its right to subscribe for Ivanhoe common shares from treasury at market prices until January 2012.
On 15 December 2010, Rio Tinto exercised 33,783,784 Series B warrants for common shares at an exercise price of US$8.88 per share, paying a total of US$300 million, and acquired ten million shares in Ivanhoe from Robert Friedland at a market price of US$25.34 per share, paying a total of US$253 million. These transactions increased Rio Tinto’s ownership in Ivanhoe to 40.5 per cent.

Continues	Page 38 of 44
Acquisitions and Disposals (continued)
100 per cent of Oyu Tolgoi LLC’s identifiable assets and liabilities have been recognised in the statement of financial position at fair values estimated with the assistance of an independent third party valuer, together with goodwill. The historic cost of acquiring the Group’s indirect share of Oyu Tolgoi LLC through its investment in Ivanhoe was deducted from investments in Equity Accounted Units. The Group’s remaining interest in the assets of Ivanhoe that does not relate to Oyu Tolgoi LLC continues to be equity accounted. The transaction generated a non cash gain of US$531 million.
Due to the complexity of the valuation process, and the proximity of the date on which the agreement was effective to the reporting date, fair values on consolidation are provisional and will be subject to further review during the 12 months from the date on which the agreement was effective.
Oyu Tolgoi LLC owns and manages the Oyu Tolgoi copper-gold complex in Mongolia, where full scale mine construction and development of a copper concentrator and related infrastructure are underway.
The fair values of the identifiable assets and liabilities of Oyu Tolgoi LLC were provisionally estimated as follows:

Provisional
fair value
US$m

Intangible assets	38
Property, Plant & Equipment	5,755
Inventories	6
Cash	90
Other assets	171
Loans and borrowings	(213)
Deferred tax liabilities	(834)
Provisions for liabilities and charges	(2)
Other liabilities	(218)
Non-controlling interests	(3,912)
Goodwill	963

Net attributable assets including goodwill	1,844

Total consideration
Provisional fair value of indirect equity interest in Oyu Tolgoi	1,476
Series B warrants exercised	300
Shares acquired from Robert Friedland	253
Non Oyu Tolgoi share of Ivanhoe assets acquired	(185)

Total consideration	1,844

Reconciliation of gain arising on consolidation
Amount deducted from investments in EAUs	(1,313)
Attributable assets recognised per above	1,844

Amount included within gain on consolidation per the income statement	531

A non-controlling interest arises from the Government of Mongolia’s 34 per cent direct interest in Oyu Tolgoi LLC, and from the portion of Ivanhoe’s 66 per cent direct interest which is not attributable to Rio Tinto’s 40.5 per cent equity holding in Ivanhoe Mines Ltd. In arriving at the non-controlling interest figure, an adjustment is made to reflect the fact that repayment of funding made by Ivanhoe is required before Oyu Tolgoi LLC can begin to pay dividends.
Goodwill arising on consolidation of US$963 million mostly comprises US$834 million calculated in accordance with the requirement in IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base.
There was no impact on Group sales revenue or profit after tax attributable to continuing operations for the period since Oyu Tolgoi LLC’s consolidation in the Group income statement.

Continues	Page 39 of 44
Acquisitions and Disposals (continued)
Had Oyu Tolgoi been consolidated from 1 January 2010, the consolidated income statement would have reduced by US$118 million to show profit after tax (before attributing amounts to non-controlling interests) of US$15,066 million. Consolidated sales revenue would have been unaffected.
Ivanhoe Mines Limited
In addition to the agreement described above, during the year ended 31 December 2010 Rio Tinto also entered into the transactions described below in relation to its investment in Ivanhoe Mines Limited (‘Ivanhoe’).
On 1 March 2010, Rio Tinto announced that it had agreed to acquire 15 million shares in Ivanhoe at a subscription price of C$16.31 per share, increasing its ownership in Ivanhoe by 2.7 per cent to 22.4 per cent. The total consideration for this acquisition was C$244.7 million (US$241 million). The shares were issued to Rio Tinto in satisfaction of an agreement with Ivanhoe in 2008 to finance equipment for the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. After the completion of the acquisition, Rio Tinto owned 98.6 million shares in Ivanhoe.
On 30 June 2010, Rio Tinto increased its ownership in Ivanhoe to 29.6 per cent following the exercising of all its Series A warrants for a total consideration of US$393 million. After the completion of the exercise of the Series A warrants, Rio Tinto owned 144.66 million shares in Ivanhoe.
On 13 September 2010, Rio Tinto increased its ownership to 34.9 per cent following automatic conversion of the US$350 million convertible debt facility Rio Tinto made available to Ivanhoe in 2007, which was fully drawn down by mid 2008. After the completion of the conversion of the debt facility, Rio Tinto owned 184.75 million shares in Ivanhoe.
There were no other significant acquisitions for the year ended 31 December 2010.
2009 Acquisitions
On 28 October 2009, Rio Tinto completed the second tranche of its private placement investment in Ivanhoe Mines Ltd, increasing its ownership by 9.8 per cent to 19.7 per cent of Ivanhoe’s common shares. The second tranche consists of 46,304,473 common shares at a subscription price of US$8.38 per share for a total consideration of US$388 million.
There were no other significant acquisitions for the year ended 31 December 2009.
2010 Disposals
Rio Tinto completed the sale of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor for a total consideration of US$1,948 million on 1 February 2010. The consideration was adjusted to exclude Medical Flexibles operations and to reflect actual business performance over the six months preceding completion.
Rio Tinto’s 75.7 per cent owned subsidiary Coal & Allied sold the Maules Creek project to Aston Resources, a private Australian company, for A$480 million (US$427 million). The sale was completed on 18 February 2010. Coal & Allied’s Vickery asset was sold to Whitehaven Coal (ASX listed) for A$31.5 million (US$28 million), with an effective date of 4 February 2010.
The sale of the Alcan Packaging Food Americas division to Bemis Company Inc., for a total consideration of US$1.2 billion was completed on 1 March 2010.
On 5 July 2010, Rio Tinto completed the divestment of the remainder of its Alcan Packaging business with the closing of the sale of the Medical Flexibles business acquired by Amcor for US$66 million and of the sale of the Alcan Beauty Packaging business acquired by Sun European Partners LLP for an undisclosed sum.

Continues	Page 40 of 44
Acquisitions and Disposals (continued)
On 5 August 2010, Rio Tinto received a binding offer from funds affiliated with Apollo Global Management, L.P. (Apollo) and the Fonds Stratégique d’Investissement (FSI) to buy a 61 per cent stake in Alcan Engineered Products (AEP), excluding the Cable Division. The divestment was completed on 4 January 2011. The terms of the transaction are confidential. Refer to Events after the statement of financial position date on page 41.
On 21 December 2010, Rio Tinto completed the divestment of its remaining 48 per cent interest in Cloud Peak Energy Inc., through a secondary offering, for gross proceeds of US$573 million.
Proposed Simandou transaction with Chalco
On 29 July 2010, Rio Tinto and Chalco signed a binding agreement to establish a joint venture (JV) covering the development and operation of the Simandou iron ore project in Guinea. The binding agreement followed the signing of a memorandum of understanding between Rio Tinto and Chalco’s parent Chinalco announced on 19 March 2010. The agreement covers all aspects of how the JV and the project itself will operate and be governed, including planning, construction and management of the mine and associated rail and port infrastructure. Under the terms of the agreement, Rio Tinto’s 95 per cent interest in the Simandou project will be held in the new JV. Chalco will acquire a 47 per cent interest in the new JV by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development work over the next two to three years.
Once Chalco has paid its US$1.35 billion, the effective interests of Rio Tinto and Chalco in the Simandou project would be 50.35 per cent and 44.65 per cent respectively. The remaining five per cent is owned by the International Finance Corporation (IFC), the financing arm of the World Bank. Rio Tinto will retain control of the entity established to own the project.
The Government of Guinea holds an option to acquire up to a 20% interest in the project, and has indicated an intention to exercise this option. Upon the exercise taking effect, the effective interests in the project of each of Rio Tinto, Chalco and IFC would be reduced proportionately; however control would be retained by Rio Tinto.
The formation of the Rio Tinto/Chalco JV remains subject to the satisfaction of certain regulatory requirements.
Once the JV takes effect, a wholly owned subsidiary of Rio Tinto will be appointed manager of the project, providing management services to the JV and being responsible for the day-to-day operations of the project. Rio Tinto and Chalco will also establish a joint marketing company to market and distribute Simandou product to customers under an agency agreement with a wholly owned subsidiary of Rio Tinto.
Chinalco and Rio Tinto have entered into an agreement under which Chinalco guarantees the performance of Chalco’s obligations under the Agreement.
Rio Tinto will continue to account for its interest in the Simandou project as a subsidiary. The contributions to funding made by Chalco to acquire an interest in the project will be credited to equity.
2009 Disposals
On 1 December 2009, Rio Tinto completed the sale of Alcan Composites, part of Alcan Engineered Products, to Schweiter Technologies for a total consideration of US$349 million.
On 20 November 2009, Rio Tinto received US$741 million in connection with Cloud Peak Energy Inc’s initial public offering (IPO) and related transactions, comprising US$434 million net proceeds from the sale of part of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER), in connection with Cloud Peak Energy Inc’s IPO of common stock, and a cash distribution by CPER of US$307 million from the proceeds of its debt offering of US$600 million. An additional US$7 million was received as part of a working capital adjustment at 31 December 2009. Rio Tinto retained an interest in CPER of 48 per cent, which was treated as an equity accounted unit (EAU) until its disposal on 21 December 2010.

Continues	Page 41 of 44
Acquisitions and Disposals (continued)
US$660 million of sales proceeds arose from these transactions and US$151 million was received as dividends from an EAU. The sales proceeds comprised the gross IPO proceeds of US$459 million, 52 per cent of the cash distribution by CPER (representing the percentage not retained by the Group) and US$38 million of deferred consideration.
On 1 October 2009, Rio Tinto completed the sale of its Jacobs Ranch coal mine to Arch Coal Inc. for a final cash consideration of US$764 million.
On 18 September 2009, Rio Tinto completed the sale of its Corumbá iron ore mine and associated river logistics operations to Vale SA for a cash consideration of US$750 million.
On 26 January 2009, Rio Tinto completed the sale of its 50 percent equity share of the Alcan Ningxia aluminium joint venture in China to Qingtongxia Aluminium Group Co Ltd (QTX) for gross cash consideration of US$125 million.
Rights issues
The terms of the rights issues in 2009 were; 21 New Rio Tinto plc Shares offered for every 40 existing shares at 1,400 pence per share and 21 New Rio Tinto Limited Shares offered for every 40 existing shares at A$28.29 per share and were completed on 2 July 2009 and 3 July 2009 respectively.
Both Rio Tinto plc and Rio Tinto Limited entered into a series of forward US dollar derivative exchange contracts to minimise exposure to foreign exchange rates and provide confidence in absolute US dollar rights issue proceeds. The forward contracts taken out by both companies were accounted for as derivatives, for which different accounting treatments were applied in accordance with IFRS hedge accounting rules. This was due to the different functional currencies of Rio Tinto plc and Rio Tinto Limited (US dollar and Australian dollar respectively). Losses on contracts entered into by Rio Tinto plc were charged against share premium as share issue costs while losses on the contracts entered into by Rio Tinto Limited were recognised in the income statement and excluded from Underlying earnings. Settlement of losses on all contracts were included within ‘Other investing cash flows’ in the statement of cash flow.
Events after the statement of financial position date
On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products (AEP) to certain investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Stratégique d’Investissement (FSI). The terms of the transaction are confidential.
Apollo is now the majority shareholder in AEP with a 51 per cent stake in a new holding company for AEP, with the FSI holding 10 per cent. Rio Tinto holds a 39 per cent stake and will treat its interest in AEP as an equity accounted unit.
On 3 February, Rio Tinto acquired an additional 34,387,776 additional shares in Ivanhoe Mines Ltd (‘Ivanhoe’), by participating fully in Ivanhoe’s strategic rights offering, paying a total of US$477 million and maintaining the Group’s interest in Ivanhoe. On 3rd February, Rio Tinto also completed the purchase of ten million shares in Ivanhoe, together with the rights (1.5 million shares) associated with these shares from Citibank, in accordance with the announcement made on 15 December 2010, paying a total of US$274 million. The transaction increased Rio Tinto’s ownership of Ivanhoe to 42.1 per cent.

Continues	Page 42 of 44
Accounting policies
The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2010 and in accordance with: applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 22 December 2010; and Article 4 of the European Union IAS regulation.
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2009, except for IFRS 3 (revised) ‘Business combinations’, amendments to IAS 27 (revised) ‘Consolidated and separate financial statements’ and those Improvements to IFRS 2009 which are mandatory for 2010.
The effect of adopting these standards, where the standards require retrospective application, is not material to Group earnings or to shareholders’ funds in the prior year. Therefore, prior year information has not been restated. A post tax gain of US$531m has been recorded on the control of Oyu Tolgoi LLC in 2010 as a result of the application of the amendment to IFRS 3 with a consequent increase in the provisional fair value of identifiable net assets associated with the transaction.
Certain of the Group’s products, such as iron ore, were previously sold under long term contracts at a benchmark price. During 2010 pricing for the majority of iron ore customers changed to a quarterly basis reflecting the structural shift away from annual benchmark pricing. Consistent with prior years, where the benchmark price has not been formally agreed by individual customers at the end of an accounting period, revenue is reported based on the best available information, having reference to the terms of the contractual agreement and, where appropriate, to sales with other customers.
Status of financial information
This preliminary announcement does not constitute the Group’s full financial statements for 2010. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2010 is unaudited and does not have the status of statutory accounts within the meaning of Section 434 of the Companies Act 2006.
Financial information for the year to 31 December 2009 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, financial assets and post-retirement assets and liabilities, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2009 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).

Continues	Page 43 of 44
Summary financial data in Australian dollars, Sterling and US dollars

2010	2009	2010	2009		2010	2009
A$m	A$m	£m	£m		US$m	US$m

65,568	55,742	38,918	28,048	Gross sales revenue	60,323	44,036

61,496	52,943	36,501	26,640	Consolidated sales revenue	56,576	41,825

22,366	9,949	13,275	5,006	Profit before tax from continuing operations	20,577	7,860

16,610	7,322	9,859	3,684	Profit for the year from continuing operations	15,281	5,784

(105)	(568)	(63)	(286)	Loss for the year from discontinued operations	(97)	(449)

15,570	6,167	9,241	3,103	Net earnings attributable to Rio Tinto shareholders	14,324	4,872

15,203	7,972	9,024	4,011	Underlying earnings (a)	13,987	6,298

799.3c	381.9c	474.5p	192.2p	Basic earnings per ordinary share from continuing operations (c)	735.4c	301.7c

775.3c	452.0c	460.2p	227.5p	Basic Underlying earnings per ordinary share (a), (c)	713.3c	357.1c

				Dividends per share to Rio Tinto shareholders
100.83c	82.97c	57.05p	37.85p	— paid	90.0c	55.6c
61.94c	51.56c	39.14p	28.84p	— proposed final dividend	63.0c	45.0c

18,007	7,411	10,688	3,729	Cash flow before financing activities	16,566	5,855

(4,200)	(21,192)	(2,764)	(11,715)	Net debt	(4,284)	(18,861)

57,428	49,248	37,792	27,224	Equity attributable to Rio Tinto shareholders	58,577	43,831

(a)	Underlying earnings exclude impairment charges and other net income of US$337 million (2009: net expenses of US$1,426 million), which are analysed on page 34.

(b)	The financial data above have been extracted from the financial information set out on pages 25 to 36. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

(c)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue. 2009 earnings per share from continuing operations and ordinary dividends per share reflect the bonus element of the rights issues completed in July 2009.

Continues	Page 44 of 44
Metal prices and exchange rates

					Increase/
	2010		2009		(Decrease)

Metal prices — average for the year
Copper — US cents/lb		340c		232c	47%
Aluminium — US/tonne	US$	2,173	US$	1,665	31%
Gold — US$/troy oz	US$	1,222	US$	970	26%
Molybdenum — US$/lb	US$	16	US$	11	45%

Average exchange rates in US$
Sterling		1.55		1.57	(1%)
Australian dollar		0.92		0.79	16%
Canadian dollar		0.97		0.88	10%
Euro		1.33		1.39	(4%)
South African rand		0.14		0.12	17%

Period end exchange rates in US$
Sterling		1.55		1.61	(4%)
Australian dollar		1.02		0.89	15%
Canadian dollar		1.00		0.95	5%
Euro		1.33		1.44	(8%)
South African rand		0.15		0.14	7%

Availability of this report
This report is available on the Rio Tinto website (www.riotinto.com).